UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2024

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: July 25, 2024	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact

ir@aseglobal.com

Tel: +886.2.6636.5678

https://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial
Results for the Second Quarter of 2024

Taipei, July 25, 2024 – ASE Technology Holding Co., Ltd. (TWSE: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and testing services (“ATM”) and the provider of electronic manufacturing services (“EMS”), today reported its unaudited net revenues1 of NT$140,238 million for 2Q24, up by 2.9% year-over-year and up by 5.6% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$7,783 million, up from NT$7,740 million in 2Q23 and up from NT$5,682 million in 1Q24. Basic earnings per share for the quarter were NT$1.80 (or US$0.112 per ADS), compared to NT$1.80 for 2Q23 and NT$1.32 for 1Q24. Diluted earnings per share for the quarter were NT$1.75 (or US$0.109 per ADS), compared to NT$1.76 for 2Q23 and NT$1.28 for 1Q24.

RESULTS OF OPERATIONS

2Q24 Results Highlights – Consolidated

•	Net revenues from packaging operations, testing operations, EMS operations, and others represented approximately 45%, 9%, 45%, and 1% of the total net revenues for the quarter, respectively.

•	Cost of revenues was NT$117,172 million for the quarter, up from NT$111,935 million in 1Q24.

-	Raw material cost totaled NT$70,387million for the quarter, representing 50% of the total net revenues.

-	Labor cost totaled NT$15,673 million for the quarter, representing 11% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$13,406 million for the quarter.

•	Gross margin increased by 0.7 percentage points to 16.4% in 2Q24 from 15.7% in 1Q24.

•	Operating margin was 6.4% in 2Q24, compared to 5.7% in 1Q24.

•	In terms of non-operating items:

-	Net interest expense was NT$1,158 million.

-	Net foreign exchange loss was NT$1,420 million, primarily attributable to the appreciation of the U.S. dollar against the New Taiwan dollar.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

-	Net gain on valuation of financial assets and liabilities was NT$2,664 million.

-	Net gain on equity-method investments was NT$459 million.

-	Other net non-operating income was NT$551 million, primarily attributable to miscellaneous income.

Total non-operating income and expenses for the quarter was NT$1,096 million.

•	Income before tax was NT$10,117 million in 2Q24, compared to NT$7,860 million in 1Q24. We recorded income tax expenses of NT$1,952 million for the quarter, compared to NT$1,904 million in 1Q24.

•	Net income attributable to shareholders of the parent was NT$7,783 million in 2Q24, compared to NT$7,740 million in 2Q23 and NT$5,682 million in 1Q24.

•	Our total number of shares outstanding at the end of the quarter was 4,390,178,137, including treasury stock owned by our subsidiaries in 2Q24. Our 2Q24 basic earnings per share of NT$1.80 (or US$0.112 per ADS) were based on 4,317,151,632 weighted average numbers of shares outstanding in 2Q24. Our 2Q24 diluted earnings per share of NT$1.75 (or US$0.109 per ADS) were based on 4,383,324,817 weighted average number of shares outstanding in 2Q24.

2Q24 Results Highlights – ATM

•	Net revenues were NT$77,813 million for the quarter, up by 2.2% year-over-year and up by 5.3% sequentially.

•	Cost of revenues was NT$60,612 million for the quarter, up by 1.1% year-over-year and up by 3.9% sequentially.

-	Raw material cost totaled NT$21,236 million for the quarter, representing 27% of the total net revenues.

-	Labor cost totaled NT$12,437 million for the quarter, representing 16% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,934 million for the quarter.

•	Gross margin increased by 1.1 percentage points to 22.1% in 2Q24 from 21.0% in 1Q24.

•	Operating margin was 9.3% in 2Q24, compared to 8.2% in 1Q24.

2Q24 Results Highlights – EMS

•	Net revenues were NT$62,907 million, up by 4.1% year-over-year and up by 6.0% sequentially.

•	Cost of revenues for the quarter was NT$56,870 million, up by 3.8% year-over-year and up by 5.6% sequentially.

-	Raw material cost totaled NT$49,075 million for the quarter, representing 78% of the total net revenues.

-	Labor cost totaled NT$3,121 million for the quarter, representing 5% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$1,204 million for the quarter.

•	Gross margin increased by 0.3 percentage points to 9.6% in 2Q24 from 9.3% in 1Q24.

•	Operating margin was 3.1% in 2Q24, compared to 2.8% in 1Q24.

LIQUIdiTY AND CAPITAL RESOURCES

•	Capital expenditures in 2Q24 totaled US$406 million, of which US$215 million was used in packaging operations, US$154 million in testing operations, US$31 million in EMS operations and US$6 million in interconnect materials operations and others.

•	Total unused credit lines amounted to NT$416,979 million as of June 30, 2024.

•	Current ratio was 1.17 and net debt to equity ratio was 0.34 as of June 30, 2024.

•	Total number of employees was 92,243 as of June 30, 2024, compared to 91,568 as of March 31, 2024.

Business Review

Customers

ATM Basis

•	Our five largest customers together accounted for approximately 45% of our total net revenues in 2Q24, compared to 46% in 1Q24. Two customers each accounted for more than 10% of our total net revenues in 2Q24 individually.

•	Our top 10 customers contributed 60% of our total net revenues in 2Q24, compared to 61% in 1Q24.

•	Our customers that are integrated device manufacturers or IDMs accounted for 30% of our total net revenues in both 2Q24 and 1Q24.

EMS Basis

•	Our five largest customers together accounted for approximately 67% of our total net revenues in both 2Q24 and 1Q24. One customer accounted for more than 10% of our total net revenues in 2Q24.

•	Our top 10 customers contributed 74% of our total net revenues in 2Q24, compared to 75% in 1Q24.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services.

For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan”

and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2023 Annual Report on Form 20-F filed on April 3, 2024.

Supplemental Financial Information

(Unaudited)

Consolidated Operations

	2Q24	1Q24	2Q23
EBITDA[2] (NT$ million)	26,127	23,974	25,770

ATM Operations

	2Q24	1Q24	2Q23
Net Revenues (NT$ million)	77,813	73,908	76,108
Revenues by Application
Communication	49%	52%	48%
Computing	19%	18%	19%
Automotive, Consumer & Others	32%	30%	33%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	44%	43%	41%
Wirebonding	31%	30%	34%
Others	7%	9%	7%
Testing	16%	16%	16%
Material	2%	2%	2%
Capacity & EBITDA[2]
CapEx (US$ million)[3]	374	206	176
EBITDA (NT$ million)[2]	22,205	20,422	21,643
Number of Wirebonders	25,154	25,406	25,880
Number of Testers	5,676	5,611	5,495

EMS Operations

	2Q24	1Q24	2Q23
Net Revenues (NT$ million)	62,907	59,365	60,424
Revenues by Application
Communication	33%	34%	34%
Computing	11%	12%	8%
Consumer	29%	27%	33%
Industrial	13%	12%	15%
Automotive	11%	12%	8%
Others	3%	3%	2%
Capacity
CapEx (US$ million)[3]	31	21	33

2 EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or loss as well as other items.

3 Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data

(In NT$ million, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2024	Mar. 31 2024	Jun. 30 2023	Jun. 30 2024	Jun. 30 2023
Net revenues
Packaging	62,834	59,458	61,846	122,292	121,875
Testing	12,623	12,102	12,292	24,725	23,699
EMS	62,853	59,326	60,384	122,179	118,115
Others	1,928	1,917	1,753	3,845	3,477
Total net revenues	140,238	132,803	136,275	273,041	267,166

Cost of revenues	(117,172)	(111,935)	(114,534)	(229,107)	(226,086)
Gross profit	23,066	20,868	21,741	43,934	41,080

Operating expenses
Research and development	(7,106)	(6,609)	(6,218)	(13,715)	(11,790)
Selling, general and administrative	(6,939)	(6,734)	(6,111)	(13,673)	(12,183)
Total operating expenses	(14,045)	(13,343)	(12,329)	(27,388)	(23,973)
Operating income	9,021	7,525	9,412	16,546	17,107

Net non-operating income and expenses
Interest expense - net	(1,158)	(1,107)	(1,100)	(2,265)	(2,176)
Foreign exchange loss - net	(1,420)	(3,219)	(1,188)	(4,639)	(643)
Gain on valuation of financial assets and liabilities - net	2,664	4,098	1,914	6,762	2,017
Gain on equity-method investments - net	459	57	326	516	314
Others - net	551	506	747	1,057	1,362
Total non-operating income and expenses	1,096	335	699	1,431	874
Income before tax	10,117	7,860	10,111	17,977	17,981

Income tax expense	(1,952)	(1,904)	(1,914)	(3,856)	(3,691)
Income from operations and before non-controlling interests	8,165	5,956	8,197	14,121	14,290
Non-controlling interests	(382)	(274)	(457)	(656)	(733)

Net income attributable to shareholders of the parent	7,783	5,682	7,740	13,465	13,557

Per share data:
Earnings per share
– Basic	NT$1.80	NT$1.32	NT$1.80	NT$3.12	NT$3.16
– Diluted	NT$1.75	NT$1.28	NT$1.76	NT$3.02	NT$3.07

Earnings per equivalent ADS
– Basic	US$0.112	US$0.084	US$0.118	US$0.196	US$0.207
– Diluted	US$0.109	US$0.082	US$0.115	US$0.190	US$0.202

Number of weighted average shares used in diluted EPS calculation ( in thousand shares)	4,383,325	4,368,340	4,342,948	4,376,301	4,341,706

FX (NTD/USD)	32.23	31.30	30.57	31.77	30.49

ASE Technology Holding Co., Ltd.

Summary of ATM Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2024	Mar. 31 2024	Jun. 30 2023	Jun. 30 2024	Jun. 30 2023
Net revenues:
Packaging	63,838	60,388	62,607	124,226	123,377
Testing	12,623	12,102	12,292	24,725	23,699
Direct Material	1,264	1,338	1,165	2,602	2,271
Others	88	80	44	168	80
Total net revenues	77,813	73,908	76,108	151,721	149,427

Cost of revenues	(60,612)	(58,351)	(59,947)	(118,963)	(118,517)
Gross profit	17,201	15,557	16,161	32,758	30,910

Operating expenses:
Research and development	(5,483)	(5,135)	(4,748)	(10,618)	(9,017)
Selling, general and administrative	(4,464)	(4,345)	(4,008)	(8,809)	(8,079)
Total operating expenses	(9,947)	(9,480)	(8,756)	(19,427)	(17,096)
Operating income	7,254	6,077	7,405	13,331	13,814

ASE Technology Holding Co., Ltd.

Summary of EMS Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2024	Mar. 31 2024	Jun. 30 2023	Jun. 30 2024	Jun. 30 2023
Net revenues
Total net revenues	62,907	59,365	60,424	122,272	118,157

Cost of revenues	(56,870)	(53,866)	(54,785)	(110,736)	(107,951)
Gross profit	6,037	5,499	5,639	11,536	10,206

Operating expenses
Research and development	(1,668)	(1,533)	(1,527)	(3,201)	(2,851)
Selling, general and administrative	(2,414)	(2,309)	(2,023)	(4,723)	(3,941)
Total operating expenses	(4,082)	(3,842)	(3,550)	(7,924)	(6,792)
Operating income	1,955	1,657	2,089	3,612	3,414

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ million)

(Unaudited)

	As of Jun. 30, 2024	As of Mar. 31, 2024
Current assets
Cash and cash equivalents	66,173	75,105
Financial assets – current	9,162	8,410
Trade receivables	102,354	97,264
Inventories	63,488	63,259
Others	29,148	28,964
Total current assets	270,325	273,002

Financial assets – non-current & Investments – equity - method	30,887	30,776
Property, plant and equipment	271,835	265,592
Right-of-use assets	11,292	11,534
Intangible assets	68,300	68,986
Others	30,291	31,580
Total assets	682,930	681,470

Current liabilities
Short-term borrowings[4]	51,065	56,863
Current portion of bonds payable & Current portion of long-term borrowings	18,655	14,075
Trade payables	70,906	66,454
Others	89,494	91,651
Total current liabilities	230,120	229,043

Bonds payable	21,976	31,618
Long-term borrowings	84,414	84,589
Other liabilities	22,950	24,051
Total liabilities	359,460	369,301

Equity attributable to shareholders of the parent	302,348	290,996
Non-controlling interests	21,122	21,173
Total liabilities & shareholders’ equity	682,930	681,470

Current ratio	1.17	1.19
Net debt to equity ratio	0.34	0.36

4 Short-term borrowings include short-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Cash Flow Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2024	Mar. 31 2024	Jun. 30 2023	Jun. 30 2024	Jun. 30 2023
Cash Flows from Operating Activities:
Profit before income tax	10,117	7,860	10,111	17,977	17,981
Depreciation & amortization	14,801	14,586	14,488	29,387	28,927
Other operating activities items	(8,132)	(5,752)	(8,643)	(13,884)	(194)
Net cash generated from operating activities	16,786	16,694	15,956	33,480	46,714
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(14,786)	(12,513)	(12,146)	(27,299)	(27,353)
Other investment activities items	304	(2,995)	(2,285)	(2,691)	(1,870)
Net cash used in investing activities	(14,482)	(15,508)	(14,431)	(29,990)	(29,223)
Cash Flows from Financing Activities:
Total net repayment of borrowings	(12,322)	(139)	(3,395)	(12,461)	(15,016)
Other financing activities items	(1,093)	(33)	(1,056)	(1,126)	(939)
Net cash used in financing activities	(13,415)	(172)	(4,451)	(13,587)	(15,955)
Foreign currency exchange effect	2,179	6,807	481	8,986	35
Net increase (decrease) in cash and cash equivalents	(8,932)	7,821	(2,445)	(1,111)	1,571
Cash and cash equivalents at the beginning of period	75,105	67,284	62,056	67,284	58,040
Cash and cash equivalents at the end of period	66,173	75,105	59,611	66,173	59,611
Cash and cash equivalents in the consolidated balance sheet	66,173	75,105	59,351	66,173	59,351
Cash and cash equivalents included in disposal groups held for sale	-	-	260	-	260